

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

<u>Via E-Mail</u>
John F. Norris, Jr.
Chief Executive Officer
China Youth Media, Inc.
n/k/a Midwest Energy Emissions Corp.
500 West Wilson Bridge Road, Suite 140
Worthington, Ohio 43085

      Re: China Youth Media, Inc.
             n/k/a Midwest Energy Emissions Corp.
             Amendment no. 3 to Form 8-K
             Filed January 20, 2012
             File No. 000-33067

Dear Mr. Norris:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Although we do not necessarily agree with the analysis or conclusions expressed in your response to prior comment 1, we do not intend to comment further on these issues at this time. Please refer to the acknowledgements at the end of this letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3314 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (by e-mail): David M. Kaye., Esq.
Kaye Cooper Fiore Kay & Rosenberg, LLP